Exhibit 99.1

FOR IMMEDIATE RELEASE – CALGARY, ALBERTA – MAY 14, 2008

BAYTEX ENERGY TRUST ANNOUNCES FIRST QUARTER 2008 RESULTS
AND UPDATED GUIDANCE FOR 2008

Baytex Energy Trust (TSX: BTE.UN; NYSE: BTE) is pleased to announce its operating and financial results for the three months ended March 31, 2008 and provide updated production and capital spending guidance for 2008.

Highlights

•	Generated record cash flow of $101.6 million in the quarter ($1.12 per diluted unit), 70% higher than Q1/07 and 3% higher than the previous record set in Q4/07;
•	Increased monthly distributions to $0.20 per unit commencing with the distribution in respect of March operations;
•	Maintained a low and sustainable payout ratio of 47% before DRIP (38% after DRIP);
•	Reduced total monetary debt by $8 million to $436 million during the quarter or 1.1 times annualized Q1/08 cash flow;
•	Continued our 100% drilling success at Seal, adding 10 new production wells;
•	Generated a total market return (1) of 23.2% during the quarter; and
•
Announced an agreement to acquire Burmis Energy Inc, adding production and reserves at accretive metrics, further diversifying our product mix and expanding our light oil and natural gas development inventory.

(1)	total market return = unit price appreciation plus cash distributions, assuming distributions are reinvested

Three Months Ended
FINANCIAL	March 31, 2008	December 31, 2007	March 31, 2007

($ thousands, except per unit amounts)
Petroleum and natural gas sales	263,957	233,348	161,189
Cash flow from operations (1)	101,570	98,667	59,651
Per unit - basic	1.19	1.17	0.79
- diluted	1.12	1.10	0.74
Cash distributions	38,474	37,314	34,052
Per unit	0.56	0.54	0.54
Net income	35,848	41,353	23,783
Per unit - basic	0.42	0.49	0.32
- diluted	0.41	0.48	0.30

Exploration and development	51,003	34,349	45,209
Acquisitions – net of dispositions	581	5,064	(237)
Total capital expenditures	51,584	39,413	44,972

Long-term notes	184,967	177,805	207,460
Bank loan	198,045	241,748	141,387
Convertible debentures	15,041	16,150	17,643
Working capital deficiency	37,909	8,362	15,057
Total monetary debt (2)	435,962	444,065	381,547

Baytex Energy Trust
Press Release
May 14, 2008

	Three Months Ended
OPERATING	March 31, 2008	December 31, 2007	March 31, 2007

Daily production
Light oil & NGL (bbl/d)	7,330	8,123	3,484
Heavy oil (bbl/d)	22,484	22,196	22,129
Total oil (bbl/d)	29,814	30,319	25,613
Natural gas (MMcf/d)	50.1	53.9	50.6
Oil equivalent (boe/d @ 6:1)	38,157	39,304	34,041

Average prices (before hedging)
WTI oil (US$/bbl)	97.90	90.68	58.27
Edmonton par oil ($/bbl)	97.50	86.41	67.09
BTE light oil & NGL ($/bbl)	84.91	74.77	51.08
BTE heavy oil ($/bbl) (3)	59.65	50.13	40.17
BTE total oil ($/bbl)	65.66	56.37	41.66
BTE natural gas ($/Mcf)	7.42	6.31	7.43
BTE oil equivalent ($/boe)	61.16	52.32	42.38

TRUST UNIT INFORMATION
TSX (C$)
Unit Price
High	$23.40	$20.65	$22.28
Low	$16.30	$18.08	$18.83
Close	$22.78	$19.00	$20.32
Volume traded (thousands)	25,748	17,426	21,850

NYSE (US$)
Unit Price
High	$23.34	$21.74	$18.48
Low	$15.88	$18.19	$16.01
Close	$22.16	$19.11	$17.67
Volume traded (thousands)	4,786	5,433	4,180

Units outstanding (thousands) (4)	88,474	87,169	78,290

(1)
Cash flow from operations is a non-GAAP term that represents cash generated from operating activities before changes in non-cash working capital and other operating items (see reconciliation under MD&A).  The Trust’s cash flow from operations may not be comparable to other companies.  The Trust considers cash flow a key measure of performance as it demonstrates the Trust’s ability to generate the cash flow necessary to fund future distributions and capital investments.

(2)	Total monetary debt is a non-GAAP term, and is defined in note 15 to the consolidated financial statements.
(3)	Heavy oil wellhead prices are net of blending costs.
(4)	Number of trust units outstanding includes the conversion of exchangeable shares at the respective exchange ratios in effect at the end of the reporting periods.

Baytex Energy Trust
Press Release
May 14, 2008

Operations Review

Capital expenditures totaled $51.6 million for the first quarter of 2008. During this quarter, Baytex participated in the drilling of 55 (51.6 net) wells, resulting in 41 (38.2 net) oil wells, five (4.4 net) gas wells, four (4.0 net) stratigraphic test wells and five (5.0 net) dry holes for a 91% (90.3% net) success rate.  In addition, four wells were drilled by other operators on farm-outs from Baytex, with Baytex retaining overriding royalty interests.

Production averaged 38,157 boe/d during the first quarter of 2008 compared to 38,844 boe/d for the fourth quarter of last year adjusted for the 460 boe/d of under-accrued production related to the third quarter of 2007. Current period production was modestly impaired by severely cold weather in January.

Our drilling program in the first quarter included 10 horizontal production wells at Seal, continuing our record of 100% drilling success in this project. We also drilled four stratigraphic tests to delineate future drilling opportunities. In addition, we began our thermal pilot test at Seal in April. Using horizontal well cyclic steam, we plan to conduct up to two cycles of steam injection and production over a period of approximately one year. While field test results may not be available until the first half of 2009, reservoir stimulation and production analogies suggest that there is significant potential for thermally enhanced recovery from our oil sands leases at Seal.

Financial Review

Cash flow from operations for the first quarter of 2008 was a record $101.6 million, an increase of 70% over the same period one year ago and 3% higher than the previous record generated in the fourth quarter of 2007. The modest reduction in production was offset by continued improvement in commodity prices. During the first quarter of 2008, the average WTI price increased to US$97.90 per barrel, up 8% from the fourth quarter of 2007. Our realized wellhead oil price averaged $65.66 per barrel for the quarter, an increase of 16% compared to $56.37 per barrel received in the fourth quarter of 2007. Natural gas prices also improved significantly, with our wellhead price averaging $7.42 per Mcf for the first quarter of 2008, up 18% from the previous quarter. Current prices for both oil and gas thus far in the second quarter are again substantially higher than those in the first quarter.

Canadian heavy oil pricing is at an all time high as supply shortfalls from developing oil sands projects and increasing refining demand combined to significantly reduce heavy oil differentials. As a result, western Canadian heavy oil differentials averaged only 22% of WTI price in the first quarter despite traditional lower demand during the winter season. This differential compares very favorably to the average differential of 36% in the fourth quarter of 2007 and the 27% in the first quarter of last year. In view of the ongoing industry-wide investments in refining capacity and transportation infrastructure, the future looks promising for Canadian heavy oil producers to benefit from continued price improvement. The near term financial impact of narrower differentials on Baytex is partially muted by our fixed differential supply agreements covering approximately one-half of our heavy oil production for 2008 and approximately one-third of our production for 2009. Cash flow for the current quarter was also affected by a $10.5 million realized loss from derivative contracts mainly associated with the WTI price collars in effect for 2008.

Cash flow in the first quarter was affected by several non-recurring items. Firstly, with the expiry of the Frontier heavy oil supply agreement on December 31, 2007, part of the inventory in transit via the Express Pipeline was settled during the first quarter, resulting in an additional $3.3 million of cash flow contribution being reported in the first quarter. Secondly, a $2.0 million payment from a partner as compensation for their non-performance of a drilling obligation has been reported as “other income” within petroleum and natural gas sales. Finally, we recorded an additional $1.3 million in royalty expenses in this quarter which were related to charges for prior periods.

Total monetary debt, excluding notional mark-to-market liabilities and future income tax assets at the end of the quarter, was $436 million and represented a reduction of $8 million from the end of 2007. This debt level represents 1.1 times annualized first quarter cash flow. Together with over $130 million in available undrawn credit facilities, Baytex’s financial position remains strong and flexible.

Baytex Energy Trust
Press Release
May 14, 2008

During the quarter, Baytex announced an 11% increase to its monthly distribution to $0.20 per unit, the second distribution increase in our history as an income trust against no reduction. We are pleased to be able to share the benefit of higher commodity prices directly with our unitholders. Based on current commodity prices, we expect to finance the increased distributions and the 2008 capital program entirely from internally generated cash flow.

Acquisition and 2008 Guidance Update

As previously announced on April 9, 2008, Baytex has entered into an agreement to acquire Burmis Energy Inc. on the basis of 0.1525 Baytex trust unit for each Burmis common share (the “Transaction”). The Transaction will be effected through a plan of arrangement, and is subject to the approval of the shareholders of Burmis as well as customary regulatory and other approvals. The Transaction is expected to be completed in early June 2008. Upon closing of this acquisition, we expect our production to average between 40,500 boe/d and 41,000 boe/d for the balance of 2008. Exploration and development capital spending for 2008 is budgeted to increase to $170 million including activities planned on the Burmis assets.

Burmis is a junior exploration and production company with operations focused in west central Alberta. Its principal properties are multi-zone liquids rich natural gas and light oil assets in the Ferrier, Brewster, Brazeau, and Pembina areas. As at December 31, 2007, Burmis’ independent reserves evaluator, Sproule Associates Limited, had assigned 6.5 million boe of total proved and 9.5 million boe of proved plus probable reserves to Burmis’ properties. Average production for the first quarter of 2008 was 3,791 boe/d (71% natural gas and 29% light oil and NGL).

The Transaction is estimated to be 4% accretive to Baytex’s current cash flow per trust unit and 3% accretive to Baytex’s current production per trust unit. It is also anticipated to reduce Baytex’s already conservative payout ratio by 2% and debt to cash flow ratio by 0.1 on a pro forma basis. More importantly, Baytex has identified numerous exploration and development opportunities in Burmis’ properties. This acquisition augments Baytex’s existing operations in the west central Alberta area, improves our product mix balance and bolsters the growth prospects of our overall light oil and natural gas activities.

Baytex Energy Trust
Press Release
May 14, 2008

Management’s Discussion and Analysis

Management’s discussion and analysis (“MD&A”), dated May 13, 2008, should be read in conjunction with the unaudited interim consolidated financial statements for the three months ended March 31, 2008 and the audited consolidated financial statements and MD&A for the year ended December 31, 2007. Barrel of oil equivalent (“boe”) amounts have been calculated using a conversion rate of six thousand cubic feet of natural gas to one barrel of oil, which represents an energy equivalent conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Boe’s may be misleading, particularly if used in isolation.

Non-GAAP Financial Measures
This MD&A refers to certain financial measures, such as payout ratio, cash flow from operations and total monetary debt, that are not in accordance with Generally Accepted Accounting Principles (“GAAP”) in Canada. These measures do not have any standardized meaning prescribed by GAAP and therefore may not be comparable to similar measures presented by other entities. We discuss these measures because we believe that they facilitate the understanding of the results of our operations and financial position.

Production.    Light oil and natural gas liquids (“NGL”) production for the first quarter of 2008 increased by 110% to 7,330 bbl/d from 3,484 bbl/d a year earlier due to the acquisition of the properties at Pembina in June 2007.  Heavy oil production increased 2% to 22,484 bbl/d for the first quarter of 2008 compared to 22,129 bbl/d a year ago. Natural gas production was little changed from year-ago levels, averaging 50.1 MMcf/d for the first quarter of 2008 compared to 50.6 MMcf/d for the same period last year.

Revenue.    Petroleum and natural gas sales increased 64% to $264.0 million for the first quarter of 2008 from $161.2 million for the same period in 2007.  Commencing with this interim report, Baytex is reporting revenue from our heavy oil sales based on the price of the blend crude sold to the refineries. The cost of the blending diluent is reported as an expense. There is no impact to cash flow compared to the previous practice of reporting revenue based on heavy oil wellhead price net of blending charges.

For the per sales unit calculations, heavy oil sales for the three months ended March 31, 2008 were 956 bbl/d higher (three months ended March 31, 2007 – 24 bbl/d lower) than the production for the period due to sales of pipeline inventory pursuant to the expiry of the Frontier supply agreement.

	Three Months ended March 31
	2008		2007
	$000s	$/Unit(1)	$000s	$/Unit(1)
Oil revenue (barrels)
Light oil & NGL	56,636	84.91	16,017	51.08
Heavy oil (2)	127,227	59.65	79,908	40.17
Total oil revenue	183,863	65.66	95,952	41.66
Natural gas revenue (Mcf)	33,823	7.42	33,825	7.43
Total revenue (boe)	217,686	61.16	129,750	42.38
Sulphur revenue	1,355		-
Other income	2,000		-
Sales of heavy oil blending diluent	42,916		31,439
Total Petroleum and natural gas sales	263,957		161,189
(1) Per-unit oil revenue is in $/bbl; per-unit natural gas revenue is in $/Mcf.
(2) Heavy oil wellhead prices are net of blending costs.

Revenue from light oil and NGL for the first quarter of 2008 increased 254% from the same period a year ago due to a 110% increase in production and a 66% increase in wellhead prices.  Revenue from heavy oil increased 59% as a result of a 48% increase in wellhead prices and a 2% increase in production. Revenue from natural gas was essentially unchanged due to similar production and pricing.

During the current quarter, sulphur production averaged 39.3 tonnes per day with an average price of $374 per tonne. In prior years, sulphur revenue was not material for reporting purposes.

Baytex Energy Trust
Press Release
May 14, 2008

During the current quarter, Baytex received a $2.0 million payment from a partner as compensation for non-performance of a drilling obligation which was reported as other income under petroleum and natural gas sales.

Gain (loss) on Financial Derivatives.    The loss on financial derivatives for the first quarter was $17.7 million compared to $0.1 million in the first quarter of 2007. This is comprised of $10.6 million in realized loss and $7.1 million in unrealized loss for the first quarter of 2008 compared to $0.5 million in realized gain and $0.6 million in unrealized loss in the same period one year ago.

Royalties.    Total royalties increased to $45.0 million for the first quarter of 2008 from $20.3 million in the same period last year.  Total royalties for the first quarter of 2008 were 20.7% of oil and gas revenue compared to 15.7% of sales for the same period in 2007.  For the first quarter of 2008, royalties were 23.5% of revenue for light oil, NGL and natural gas, and 18.7% for heavy oil.  These rates compared to 15.4% and 15.8%, respectively, for the same period last year. Royalties are generally based on market index prices in the period, with rates increasing as price and volume escalate.  Heavy oil royalties as a percentage of sales were higher in the current quarter as market prices were higher than the prices realized by Baytex under fixed differential supply agreements.

Operating Expenses.    Operating expenses for the first quarter of 2008 increased to $37.7 million from $28.0 million in the corresponding quarter last year. Included in operating expenses for the current quarter is $0.1 million of costs related to production of sulphur. Operating expenses were $10.60 per boe for the first quarter of 2008 compared to $9.14 per boe for the first quarter of 2007. For the first quarter of 2008, operating expenses were $10.42 per boe of light oil, NGL and natural gas, and $10.69 per barrel of heavy oil. The operating expenses for the same period a year ago were $9.09 and $9.18, respectively. The increased operating expense per unit reflects the continued escalating cost environment in Baytex’s operating areas as industry activity levels remain high due to robust commodity prices.

Transportation and Blending Expenses.    Transportation and blending expenses for the first quarter of 2008 were $50.6 million compared to $38.3 million for the first quarter of 2007. Transportation expenses for the current quarter includes $0.4 million related to transportation of sulphur. Transportation expenses were $2.05 per boe for the first quarter of 2008 compared to $2.24 per boe for the same period in 2007. Transportation expenses were $0.72 per boe of light oil, NGL and natural gas, and $2.94 per barrel of heavy oil. The corresponding amounts for 2007 were $0.90 and $2.97, respectively.

The heavy oil produced by Baytex requires blending to reduce its viscosity in order to meet pipeline specifications. Baytex purchases primarily condensate as the blending diluent from industry producers to facilitate the marketing of our heavy oil. In the first quarter of 2008, the blending cost was $42.9 million for the purchase of 4,447 bbl/d of condensate at $106.05 per barrel as compared to 4,790 bbl/d at $72.93 per barrel in the same period last year. The cost of diluent is effectively recovered through the sale price of a blended product.

General and Administrative Expenses.     General and administrative expenses for the first quarter of 2008 increased to $7.2 million from $5.6 million in 2007. On a per sales unit basis, these expenses were $2.01 per boe for the first quarter of 2008 compared to $1.83 per boe for the same period in 2007. This increase reflects the escalating cost environment in our industry, particularly in our Calgary head office area. In accordance with our full cost accounting policy, no expenses were capitalized in either the first quarter of 2008 or 2007.

Unit-based Compensation Expense.    Compensation expense related to the Trust’s unit rights incentive plan was $2.1 million for the first quarter of 2008 compared to $1.9 million for the first quarter of 2007.

Compensation expense associated with rights granted under the plan is recognized in income over the vesting period of the plan with a corresponding increase in contributed surplus.  The exercise of trust unit rights are recorded as an increase in trust units with a corresponding reduction in contributed surplus.

Interest Expenses.    Interest expenses increased to $8.7 million for the first quarter of 2008 from $8.1 million for the same quarter last year, primarily due to the increase in bank debt associated with the acquisition completed in June 2007.

Baytex Energy Trust
Press Release
May 14, 2008

Foreign Exchange.    Foreign exchange in the first quarter of 2008 was a loss of $7.5 million compared to a gain of $1.9 million in the prior period. This loss is based on the translation of the U.S. dollar denominated long-term debt at 0.9729 at March 31, 2008 compared to 1.0120 at December 31, 2007. The 2007 gain is based on translation at 0.8674 at March 31, 2007 compared to 0.8581 at December 31, 2006.

Depletion, Depreciation and Accretion.    The provision for depletion, depreciation and accretion at $50.5 million for the first quarter of 2008 represents an increase of 22% from $41.4 million for the same quarter in 2007 primarily due to a 12% increase in production. On a per sales unit basis, the provision for the current quarter was $14.18 per boe compared to $13.55 per boe for the same quarter in 2007. The higher rate is primarily due to the costs of the acquisition completed in June 2007.

Taxes.    On June 22, 2007, the federal government’s bill regarding the taxation of distributions of publicly traded income trusts beginning January 1, 2011 received Royal Assent. As a result, a future income tax recovery of $0.5 million was recognized in the second quarter of 2007 relating to unutilized tax pools in the Trust which will be deductible to the Trust after 2010. The majority of the Trust’s temporary differences reside in a consolidated subsidiary which is not subject to the distribution tax, and is therefore not impacted by this legislative change.

The government’s bill provides that the new tax regime for income trusts will not apply until January 1, 2011 so long as the Trust experiences only “normal growth” and no “undue expansion”. As part of the government’s bill, a “safe harbour” limit was established for existing income trusts by limiting future equity issues to 40% of each trust’s October 31, 2006 market capitalization for the period November 1, 2006 to December 31, 2007, and an additional 20% of this market capitalization for each of 2008, 2009 and 2010. For Baytex, the limits are approximately $730 million for 2006 / 2007 and $365 million for each of the subsequent three years. Issuance of equity or convertible debt beyond these limits will result in the new regime applying to the Trust before 2011. As of March 31, 2008, Baytex has issued $150 million of equity since November 2006.

The provision for future income taxes for the current quarter was a recovery of $2.5 million compared to a recovery of $6.5 million in the same period in 2007.

Current tax of $2.5 million for the first quarter of 2008 is comprised of Saskatchewan Capital Tax and Resource Surcharge. Current tax for the same period a year ago was $1.5 million, also comprised entirely of this Saskatchewan levy.

Net Income.    Net income for the first quarter of 2008 was $35.8 million compared to $23.8 million for the first quarter in 2007. The variance was the result of increased production and increased sales prices partially offset by increased royalties, increased loss on financial derivatives, foreign exchange and depletion.

Cash Flow from Operations, Payout Ratio and Distributions

Cash flow from operations and payout ratio are non-GAAP terms. Cash flow from operations represents cash flow from operating activities before changes in non-cash working capital and other operating items. The Trust’s payout ratio is calculated as cash distributions (net of participation in our Distribution Reinvestment Plan (“DRIP”)) divided by cash flow from operations. The Trust considers these to be key measures of performance as they demonstrate the Trust’s ability to generate the cash flow necessary to fund future distributions and capital investments.

Baytex Energy Trust
Press Release
May 14, 2008

	Three Months Ended			Year Ended
($000’s)	March 31, 2008	December 31, 2007	March 31, 2007	December 31, 2007	December 31, 2006
Cash flow from operating activities	120,945	100,131	59,719	286,450	261,982
Change in non-cash working capital	(19,779)	(3,145)	(1,347)	(5,140)	9,058
Asset retirement expenditures	394	1,131	703	2,442	1,747
Decrease (increase) in deferred charges and other assets	10	550	576	2,278	1,875
Cash flow from operations	101,570	98,667	59,651	286,030	274,662

Cash Distributions	38,474	37,314	34,052	145,927	143,072

Payout ratio	38%	38%	57%	51%	52%

The Trust does not deduct capital expenditures when calculating the payout ratio. Due to the depleting nature of oil and gas assets, certain levels of capital expenditures are required to minimize production declines. In the oil and gas industry, due to the nature of reserves reporting, natural production declines and the risks involved in capital investment, it is not possible to distinguish between capital spent on maintaining productive capacity and capital spent on growth opportunities. Should the costs to explore for, develop or acquire oil and natural gas assets increase significantly, it is possible that the Trust would be required to reduce or eliminate its distributions in order to fund capital expenditures. There can be no certainty that the Trust will be able to maintain current production levels in future periods.

Cash distributions, net of DRIP participation, of $38.5 million for the first quarter of 2008 were funded through cash flow from operations of $101.6 million.

The following tables compare cash distributions to cash flow from operating activities and net income:

	Three Months Ended March 31,		Year Ended December 31,
($000’s)	2008	2007	2007	2006

Cash flow from operating activities	120,945	59,719	286,450	261,982
Actual cash distributions	38,474	34,052	145,927	143,072
Excess of cash flow from operating activities over cash distributions	82,471	25,667	140,523	118,910

Net Income	35,848	23,783	132,860	147,069
Actual cash distributions	38,474	34,052	145,927	143,072
Excess (shortfall) of net income over cash distributions	(2,626)	(10,269)	(13,067)	3,997

It is Baytex’s long term operating objective to substantially fund cash distributions and capital expenditures required to maintain production and reserves through cash flow from operating activities. Future production levels are highly dependent upon our success in exploiting our asset base and acquiring additional assets. The success of these activities, along with commodity prices realized are the main factors influencing the sustainability of our cash distributions. During periods of temporary decline in commodity prices, or periods of higher capital spending for acquisitions, it is possible that internally generated cash flow will not be sufficient to fund both cash distributions and capital spending. In these instances, the cash shortfall will be funded through a combination of equity and debt financing. As at March 31, 2008, Baytex had approximately $134 million in available credit facilities to fund such shortfall. As Baytex strives to maintain a consistent distribution level under the guidance of prudent financial parameters, there may be times when a portion of our cash distributions would represent a return of capital.

Baytex Energy Trust
Press Release
May 14, 2008

For the three months ended March 31, 2008, the Trust’s cash distributions exceeded net income by $2.6 million, with net income reduced by $85.1 million of non-cash items. Non-cash charges such as depletion, depreciation and accretion are not fair indicators for the cost of maintaining our productive capacity as they are based on historical costs of assets and not the fair value of replacing those assets under current market conditions.

Liquidity and Capital Resources.   At March 31, 2008, total net monetary debt was $436 million compared to $444 million at the end of 2007, with the decrease mainly attributable to the surplus in cash flow after the funding of distributions and capital expenditures. Bank borrowings and working capital deficiency at the end of first quarter 2008 was $236 million compared to total credit facilities of $370 million.

The Trust has a number of financial obligations in the ordinary course of business. These obligations are of a recurring and consistent nature and impact the Trust’s cash flows in an ongoing manner. A significant portion of these obligations will be funded through operating cash flow.  These obligations as of March 31, 2008 and the expected timing of funding of these obligations are noted in the table below.

($000’s)	Total	1 year	2-3 years	4-5 years	Beyond 5 years
Accounts payable and accrued liabilities	131,075	131,075	-	-	-
Distributions payable to unitholders	17,155	17,155	-	-	-
Bank loan (1)	198,045	198,045	-	-	-
Derivative contracts	41,410	41,410	-	-	-
Long term debt (2)	184,967	-	184,967	-	-
Convertible debentures (2)	15,444	-	15,444	-	-
Deferred obligations	103	33	70	-	-
Operating leases	5,397	2,677	2,550	170	-
Processing and transportation agreements	20,821	6,330	10,810	3,681	-
Total	614,417	396,725	213,841	3,851	-

(1)	The bank loan is a 364- day revolving loan with the ability to extend the term. The Trust has no reason to believe that it will be unable to extend the credit facility.
(2)	Principal amount of instruments

The Trust is authorized to issue an unlimited number of trust units. As at May 9, 2008, the Trust had 86,232,136 trust units issued and outstanding, and $14.8 million in convertible debentures outstanding, which are convertible into 1,002,101 trust units. In addition, as at May 9, 2008, Baytex Energy Ltd. had 1,540,400 exchangeable shares outstanding, which are exchangeable for 2,683,038 trust units at the exchange ratio in effect on this date.

Capital Expenditures.

Capital expenditures for the three months ended March 31, 2008 and 2007 are summarized as follows:

	Three Months Ended March 31
($000’s)	2008	2007
Land	1,160	1,349
Seismic	301	1,009
Drilling and completion	41,751	35,429
Equipment	6,754	6,205
Other	1,037	1,217
Total exploration and development	51,003	45,209
Property acquisitions	641	31
Property dispositions	(60)	(268)
Total capital expenditures	51,584	44,972

Baytex Energy Trust
Press Release
May 14, 2008

Financial Instruments and Risk Management.

The Trust is exposed to a number of financial risks, including market risk, credit risk and liquidity risk. Market risk is the risk that the fair value of future cash flows will fluctuate due to movements in market prices, and is comprised of currency risk, interest rate risk and commodity price risk.  Market risk is managed by the Trust through a series of derivative contracts intended to manage the volatility of our operating cash flow.  Liquidity risk is the risk that the Trust will encounter difficulty in meeting obligations associated with financial liabilities. The Trust manages its liquidity risk through cash and debt management. Credit risk is the risk that a counterparty to a financial asset will default resulting in the Trust incurring a loss. The Trust manages this credit risk by entering into sales contracts only with credit worthy entities and reviewing its exposure to individual entities on a regular basis.

Details of the risk management contracts in place as at March 31 2008, and the accounting for the Trust’s financial instruments are disclosed in Note 13 to the Consolidated Financial Statements, which is incorporated herein by reference.

Selected Quarterly Financial Information

($000’s, except per unit data)	2008	2007				2006
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Petroleum and natural gas sales	263,957	233,348	193,182	156,134	161,189	164,103	175,583	175,524
Net income	35,848	41,353	36,674	31,050	23,783	19,988	42,040	56,162
Net income per trust unit
Basic	0.42	0.49	0.44	0.41	0.32	0.27	0.57	0.77
Diluted	0.41	0.46	0.43	0.39	0.30	0.26	0.54	0.73

Changes in Accounting Policies.     Effective January 1, 2008, the Trust adopted the Canadian Institute of Chartered Accountants (“CICA”) accounting standards Section 3862 “Financial Instruments – Disclosures”, Section 3863 ‘Financial Instruments – Presentation” and Section 1535 “Capital Disclosures”. The adoption of the new standards resulted in additional disclosures with regard to financial instruments (note 13) and the Trust’s objectives, policies and process for managing capital (note 15).

The Trust also adopted Section 3031 “Inventories”.  This new standard replaces the previous inventories standards and requires inventory to be valued on a first-in, first-out or weighted average basis.  The adoption of Section 3031 did not have an impact on the consolidated financial statements of the Trust.

Future Accounting Changes
In January 2006, the CICA Accounting Standards Board (“AcSB”) adopted a strategic plan for the direction of accounting standards in Canada. As part of that plan, accounting standards in Canada for public companies are expected to converge with International Financial Reporting Standards (“IFRSs”). In March 2007, the AcSB released an “Implementation Plan for Incorporating IFRSs into Canadian GAAP”, which assumes a convergence date of January 1, 2011. Following a progress review on February 13, 2008, the AcSB has confirmed this changeover date. The Trust continues to monitor and assess the impact of convergence of Canadian GAAP and IFRS.

In February 2008, the CICA issued Section 3064, “Goodwill and Intangible Assets”, which replaces Sections 3062 “Goodwill and Other Intangible Assets” and 3450 “Research and Development Costs”. This section establishes standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets by profit-oriented enterprises subsequent to their initial measurement.  The new standard will be effective on January 1, 2009.  The Trust does not expect the adoption of this new Section to have a material impact on its consolidated financial statements.

Controls and Procedures

Disclosure Controls and Procedures.    Raymond Chan, the Chief Executive Officer, and Derek Aylesworth, the Chief Financial Officer of Baytex (together the “Disclosure Officers”), are responsible for establishing and maintaining disclosure controls and procedures for Baytex.  We have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that all material or potentially material information about the activities of Baytex is made known to us by others within Baytex.

Baytex Energy Trust
Press Release
May 14, 2008

It should be noted that while our Disclosure Officers believe that Baytex's disclosure controls and procedures provide a reasonable level of assurance with regard to their effectiveness, they do not expect that the disclosure controls and procedures or internal controls over financial reporting will prevent all errors and fraud.  A control system, no matter how well conceived or operated, can provide only reasonable, but not absolute, assurance that the objectives of the control system are met.

Internal Controls over Financial Reporting.      Under the supervision and with participation of Raymond Chan, the Chief Executive Officer, and Derek Aylesworth, the Chief Financial Officer of Baytex, we conducted an evaluation of the design and effectiveness of our internal control over financial reporting as of December 31, 2007 based on the framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control – Integrated Framework.  Based on this evaluation, management concluded that as of December 31, 2007,  Baytex did maintain effective internal control over financial reporting.

There were no changes in our internal control over financial reporting during the quarter ended March 31, 2008 that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Conference Call

Baytex will host a conference call and question and answer session at 2:00 p.m. MT (4:00 p.m. ET) on Wednesday, May 14, 2008 to discuss our 2008 first quarter results.  The conference call will be hosted by Raymond Chan, Chief Executive Officer, and Derek Aylesworth, Chief Financial Officer. Interested parties are invited to participate by calling toll-free across North America at 1-800-954-0626. An archived recording of the call will be available from May 14, 2008 until May 28, 2008 by dialing 1-800-558-5253 or 416-626-4100 within the Toronto area, and entering the access code 21381120. The conference call will also be archived on Baytex’s website at www.baytex.ab.ca.

Forward-Looking Statements

Certain statements in this press release are “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995,  including Management’s assessment of Baytex’s future plans and operations and Baytex’s production, cash flow, debt levels and cash distribution practices.  These statements are provided to allow investors to better understand our business. The reader is cautioned that assumptions used in the preparation of such information, although considered reasonable by Baytex at the time of preparation, may prove to be incorrect.  Actual results achieved during the forecast period will vary from the information provided herein as a result of numerous known and unknown risks and uncertainties and other factors.  Such factors include, but are not limited to:  general economic, market and business conditions; industry capacity; competitive action by other companies; fluctuations in oil and gas prices; the ability to produce and transport crude oil and natural gas to markets; the result of exploration and development drilling and related activities; fluctuation in foreign currency exchange rates; the imprecision of reserves estimates; the ability of suppliers to meet commitments; actions by governmental authorities including increases in taxes and royalty rates; decisions or approvals of administrative tribunals; change in environmental and other regulations; risks associated with oil and gas operations; the weather in  Baytex’s areas of operations; and other factors, many of which are beyond the control of Baytex.  There is no representation by Baytex that actual results achieved during the forecast period will be the same in whole or in part as those forecast.

Baytex Energy Trust is a conventional oil and gas income trust focused on maintaining its production and asset base through internal property development and delivering consistent returns to its unitholders. Trust units of Baytex are traded on the Toronto Stock Exchange under the symbol BTE.UN and on the New York Stock Exchange under the symbol BTE.

Financial statements for the three months ended March 31, 2008 and 2007 are attached.

For further information, please contact:

Baytex Energy Trust
Ray Chan, Chief Executive Officer	Derek Aylesworth, Chief Financial Officer
Telephone: (403) 267-0715	Telephone: (403) 538-3639

Erin Hurst, Investor Relations Representative
Telephone: (403) 538-3681
Toll Free Number: 1-800-524-5521
Website: www.baytex.ab.ca

Baytex Energy Trust
Press Release
May 14, 2008

Baytex Energy Trust
Consolidated Balance Sheets
(thousands) (Unaudited)

	March 31, 2008	December 31, 2007

Assets
Current assets
Accounts receivable	$108,410	$105,176
Crude oil inventory	1,911	5,997
Future income taxes	13,533	11,525
	123,854	122,698

Petroleum and natural gas properties	1,248,174	1,246,697
Goodwill	37,755	37,755
	$1,409,783	$1,407,150

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$131,075	$104,318
Distributions payable to unitholders	17,155	15,217
Bank loan	198,045	241,748
Financial derivative contracts (note 13)	41,410	34,239
	387,685	395,522

Long-term debt (note 3)	181,195	173,854
Convertible debentures (note 4)	15,041	16,150
Asset retirement obligations (note 5)	44,972	45,113
Deferred obligations	103	113
Future income taxes	153,499	153,943
	782,495	784,695

Non-controlling interest (note 7)	22,303	21,235

Unitholders’ Equity
Unitholders’ capital (note 6)	837,793	821,624
Conversion feature of debentures (note 4)	740	796
Contributed surplus (note 8)	18,188	18,527
Deficit	(251,736)	(239,727)
	604,985	601,220
	$1,409,783	$1,407,150

See accompanying notes to the consolidated financial statements.

Baytex Energy Trust
Press Release
May 14, 2008

Baytex Energy Trust
Consolidated Statement of Income and Comprehensive Income
(thousands, except per unit data) (Unaudited)

	Three Months Ended March 31
	2008	2007
Revenue
Petroleum and natural gas sales	$263,957	$161,189
Royalties	(44,987)	(20,324)
Gain (loss) on financial derivative (note 13)	(17,719)	(121)
	201,251	140,744

Expenses
Operating	37,744	27,983
Transportation and blending	50,579	38,302
General and administrative	7,151	5,588
Unit based compensation (note 8)	2,082	1,860
Interest (note 11)	8,720	8,062
Foreign exchange loss (gain) (note 12)	7,518	(1,915)
Depletion, depreciation and accretion	50,458	41,360
	164,252	121,240

Income before taxes and non-controlling interest	36,999	19,504
Taxes (recovery) (note 10)
Current	2,514	1,469
Future	(2,478)	(6,508)
	36	(5,039)

Income before non-controlling interest	36,963	24,543
Non-controlling interest (note 7)	(1,115)	(760)
Net income/Comprehensive income	$35,848	$23,783

Baytex Energy Trust
Consolidated Statement of Deficit (thousands, except per unit data) (Unaudited)
	Three Months Ended March 31
	2008	2007
Deficit, beginning of period	$(239,727)	$(202,471)
Net Income	35,848	23,783
Distributions to unitholders	(47,857)	(40,840)

Deficit, end of period	$(251,736)	$(219,528)

Net income per trust unit (note 9)
Basic	$0.42	$0.32
Diluted	$0.41	$0.30

Weighted average trust units (note 9)
Basic	85,254	75,491
Diluted	90,693	81,199

See accompanying notes to the consolidated financial statements.

Baytex Energy Trust
Press Release
May 14, 2008

Baytex Energy Trust
Consolidated Statements of Cash Flows
(thousands) (Unaudited)

	Three Months Ended March 31
	2008	2007

Cash provided by (used in):

OPERATING ACTIVITIES
Net income	$35,848	$23,783
Items not affecting cash:
Unit based compensation (note 8)	2,082	1,860
Unrealized foreign exchange loss (gain) (note 12)	7,010	(2,290)
Depletion, depreciation and accretion	50,458	41,360
Accretion on debentures and long term debt (note 3 & note 4)	364	36
Unrealized loss on financial derivatives (note 13)	7,171	650
Future income tax	(2,478)	(6,508)
Non-controlling interest (note 7)	1,115	760
	101,570	59,651
Change in non-cash working capital	19,779	1,347
Asset retirement expenditures	(394)	(703)
Decrease in deferred obligations	(10)	(576)
	120,945	59,719

FINANCING ACTIVITIES
Increase (decrease) in bank loan	(43,702)	13,892
Payments of distributions	(37,280)	(33,825)
Issue of trust units, net of issuance costs (note 6)	3,791	2,307
	(77,191)	(17,626)

INVESTING ACTIVITIES
Petroleum and natural gas property expenditures	(51,003)	(45,209)
Acquisition (net of disposal) of petroleum and natural gas properties	(581)	237
Change in non-cash working capital	7,830	2,879
	(43,754)	(42,093)

Change in cash and cash equivalents	-	-

Cash and cash equivalents, beginning of period	-	-

Cash and cash equivalents, end of period	$-	$-

See accompanying notes to the consolidated financial statements.

Baytex Energy Trust
Press Release
May 14, 2008

Baytex Energy Trust
Notes to the Consolidated Financial Statements
Three Months Ended March 31, 2008 and 2007
(all tabular amounts in thousands, except per unit amounts) (Unaudited)

1.           Basis of Presentation

Baytex Energy Trust (the “Trust”) was established on September 2, 2003 under a Plan of Arrangement involving the Trust and Baytex Energy Ltd. (the “Company”).  The Trust is an open-ended investment trust created pursuant to a trust indenture.  Subsequent to the Plan of Arrangement, the Company is a subsidiary of the Trust.

The consolidated financial statements include the accounts of the Trust and its subsidiaries and have been prepared by management in accordance with Canadian generally accepted accounting principles.

The interim consolidated financial statements have been prepared following the same accounting policies and methods of computation as the consolidated financial statements of the Trust as at December 31, 2007, except as noted below.  The interim consolidated financial statements contain disclosures, which are supplemental to the Trust’s annual consolidated financial statements.  Certain disclosures, which are normally required to be included in the notes to the annual consolidated financial statements, have been condensed or omitted.  The interim consolidated financial statements should be read in conjunction with the Trust’s consolidated financial statements and notes thereto for the year ended December 31, 2007.

2.           Changes in Accounting Policies

Effective January 1, 2008, the Trust adopted the Canadian Institute of Chartered Accountants (“CICA”) accounting standards Section 3862 “Financial Instruments – Disclosures”, Section 3863 ‘Financial Instruments – Presentation” and Section 1535 “Capital Disclosures”. The adoption of the new standards resulted in additional disclosures with regard to financial instruments (note 13) and the Trust’s objectives, policies and process for managing capital (note 15).

The Trust also adopted Section 3031 “Inventories”.  This new standard replaces the previous inventories standards and requires inventory to be valued on a first-in, first-out or weighted average basis.  The adoption of Section 3031 did not have an impact on the consolidated financial statements of the Trust.

Future Accounting Changes
In January 2006, the CICA Accounting Standards Board (“AcSB”) adopted a strategic plan for the direction of accounting standards in Canada. As part of that plan, accounting standards in Canada for public companies are expected to converge with International Financial Reporting Standards (“IFRS”). In March 2007, the AcSB released an “Implementation Plan for Incorporating IFRS into Canadian GAAP”, which assumes a convergence date of January 1, 2011. Following a progress review on February 13, 2008, the AcSB has confirmed this changeover date. The Trust continues to monitor and assess the impact of convergence of Canadian GAAP and IFRS.

In February 2008, the CICA issued Section 3064, “Goodwill and Intangible Assets”, which replaces Sections 3062 “Goodwill and Other Intangible Assets” and 3450 “Research and Development Costs”. This section establishes standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets by profit-oriented enterprises subsequent to their initial measurement.  The new standard will be effective on January 1, 2009.  The Trust does not expect the adoption of this new Section to have a material impact on its consolidated financial statements.

Baytex Energy Trust
Press Release
May 14, 2008

3.            Long-term Debt

	March 31, 2008	December 31, 2007
10.5% senior subordinated notes (US$247)	$254	$244
9.625% senior subordinated notes (US$179,699)	184,713	177,561
	184,967	177,805
Discontinued fair value hedge	(3,772)	(3,951)
	$181,195	$173,854

The Company has US$247,000 senior subordinated notes bearing interest at 10.5% payable semi-annually with principal repayable on February 15, 2011.  These notes are unsecured and are subordinate to the Company’s bank credit facilities.

The US$179.7 million of 9.625% senior subordinated notes, due July 15, 2010, are unsecured and are subordinate to the Company’s bank credit facilities. After July 15 in each of the following years, these notes are redeemable at the Company’s option, in whole or in part with not less than 30 nor more than 60 days’ notice at the following redemption prices (expressed as percentage of the principal amount of the notes): 2007 at 104.813%, 2008 at 102.406%, 2009 and thereafter at 100%.  These notes are carried at amortized cost net of a discontinued fair value hedge of $6.0 million recorded on adoption of Section 3865. The notes will accrete up to the principal balance at maturity using the effective interest method. Accretion expense of $0.3 million had been recorded for the first quarter of 2008. The effective interest rate is 10.6%.  The Company had an interest rate swap contract converting the fixed rate to a floating rate reset quarterly at the three month LIBOR rate plus 5.2% until the maturity of these notes.  In November 2007, the Company terminated the interest rate swap contract. A gain on termination of $2.0 million was recorded as a reduction to interest expense in 2007.

4.           Convertible Unsecured Subordinated Debentures

In June 2005, the Trust issued $100 million principal amount of 6.5% convertible unsecured subordinated debentures for net proceeds of $95.8 million. The debentures pay interest semi-annually and are convertible at the option of the holder at any time into fully paid trust units at a conversion price of $14.75 per trust unit. The debentures mature on December 31, 2010, at which time they are due and payable.

The debentures have been classified as debt net of the fair value of the conversion feature which has been classified as unitholders’ equity. This resulted in $95.2 million being classified as debt and $4.8 million being classified as equity. The debt portion will accrete up to the principal balance at maturity, using the effective interest rate of 7.57%. The accretion and the interest paid are expensed as interest expense in the consolidated statement of income and comprehensive income. If the debentures are converted to trust units, a portion of the value of the conversion feature under unitholders’ equity will be reclassified to unitholders’ capital along with the principal amounts converted.

	Number of Debentures	Amount of Debentures	Conversion Feature of Debentures
Balance, December 31, 2006	19,619	$18,906	$940
Conversion	(2,999)	(2,895)	(144)
Accretion	-	139	-
Balance, December 31, 2007	16,620	16,150	796
Conversion	(1,176)	(1,143)	(56)
Accretion	-	34	-
Balance, March 31, 2008	15,444	$15,041	$740

Baytex Energy Trust
Press Release
May 14, 2008

5.           Asset Retirement Obligations

	Three Months Ended March 31, 2008	Year Ended December 31, 2007
Balance, beginning of period	$45,113	$39,855
Liabilities incurred	293	2,180
Liabilities settled	(394)	(2,442)
Acquisition of liabilities	-	2,239
Disposition of liabilities	(103)	(585)
Accretion	906	3,404
Change in estimate(1)	(843)	462
Balance, end of period	$44,972	$45,113
(1)	Change in status of wells and change in the estimated costs of abandonment and reclamations are factors resulting in a change in estimate

The Trust’s asset retirement obligations are based on the Trust’s net ownership in wells and facilities.  Management estimates the costs to abandon and reclaim the wells and the facilities and the estimated time period during which these costs will be incurred in the future. These costs are expected to be incurred over the next 52 years. The undiscounted amount of estimated cash flow required to settle the retirement obligations at March 31, 2008 was $269 million.  Estimated cash flow has been discounted at a credit-adjusted risk free rate of 8.0% and an estimated annual inflation rate of 2.0%.

6.           Unitholders’ Capital

Trust Units

The Trust is authorized to issue an unlimited number of trust units.
	Number of Units	Amount
Balance, December 31, 2006	75,122	$637,156
Issued from treasury for cash	7,000	142,135
Issued on conversion of debentures	203	3,037
Issued on conversion of exchangeable shares	12	230
Issued on exercise of trust unit rights	739	5,482
Transfer from contributed surplus on exercise of trust unit rights	-	2,816
Issued pursuant to distribution reinvestment plan	1,464	27,763
Cumulative effect of change in accounting policy	-	3,005

Balance, December 31, 2007	84,540	821,624
Issued on conversion of debentures	80	1,199
Issued on conversion of exchangeable shares	6	119
Issued on exercise of trust unit rights	684	3,791
Transfer from contributed surplus on exercise of trust unit rights	-	2,421
Issued pursuant to distribution reinvestment plan	467	8,639
Balance, March 31, 2008	85,777	$837,793

7.           Non-Controlling Interest

The Company is authorized to issue an unlimited number of exchangeable shares.  The exchangeable shares can be converted (at the option of the holder) into trust units at any time up to September 2, 2013.  Up to 1.9 million exchangeable shares may be redeemed annually by the Company for either a cash payment or the issue of trust units.  The number of trust units issued upon conversion is based upon the exchange ratio in effect at the conversion date.  The exchange ratio is calculated monthly based on the cash distribution paid divided by the weighted average trust unit price for the five day trading period ending on the record date.  The exchange ratio at March 31, 2008 was 1.72665 trust units per exchangeable share. Cash distributions are not paid on the exchangeable shares. The exchangeable shares are not publicly traded, although they may be transferred by the holder without first being converted to trust units.

Baytex Energy Trust
Press Release
May 14, 2008

The exchangeable shares of the Company are presented as a non-controlling interest on the consolidated balance sheet because they fail to meet the non-transferability criteria necessary in order for them to be classified as equity.  Net income has been reduced by an amount equivalent to the non-controlling interest proportionate share of the Trust’s consolidated net income with a corresponding increase to the non-controlling interest on the balance sheet.

	Number of Exchangeable Shares	Amount
Balance, December 31, 2006	1,573	$17,187
Exchanged for trust units	(7)	(83)
Non-controlling interest in net income	-	4,131
Balance, December 31, 2007	1,566	21,235
Exchanged for trust units	(4)	(47)
Non-controlling interest in net income	-	1,115
Balance, March 31, 2008	1,562	$22,303

8.           Trust Unit Rights Incentive Plan

The Trust has a Trust Unit Rights Incentive Plan (the “Plan”) whereby the maximum number of trust units issuable pursuant to the plan is a “rolling” maximum equal to 10% of the outstanding trust units plus the number of trust units which may be issued on the exchange of outstanding exchangeable shares. Any increase in the issued and outstanding units will result in an increase in the available number of trust units issuable under the Plan, and any exercises of rights will make new grants available under the Plan, effectively resulting in a re-loading of the number of rights available to grant under the Plan. Trust unit rights are granted at the volume weighted average trading price of the trust units for the five trading days prior to the date of grant, vest over three years and have a term of five years. The Plan provides for the exercise price of the rights to be reduced in future periods by a portion of the future distributions, subject to certain performance criteria.

The Trust recorded compensation expense of $2.1 million for the three months ended March 31, 2008 ($1.9 million in 2007) pursuant to rights granted under the Plan.

The Trust uses the binomial-lattice model to calculate the estimated fair value of $3.23 per unit for unit rights issued during the three month period ended March 31, 2008 ($3.71 per unit in 2007). The following assumptions were used to arrive at the estimate of fair values:

	Three Months Ended March 31, 2008	Three Months Ended March 31, 2007
Expected annual right’s exercise price reduction	$2.36	$2.16
Expected volatility	28%	28%
Risk-free interest rate	3.78% - 4.17%	3.77% - 3.95%
Expected life of right (years)	Various (1)	Various (1)
(1)
The binomial-lattice model calculates the fair values based on an optimal strategy, resulting in various expected life of unit rights.  The maximum term is limited to five years by the Trust Unit Rights Incentive Plan.

Baytex Energy Trust
Press Release
May 14, 2008

The number of unit rights outstanding and exercise prices are detailed below:
	Number of Rights	Weighted Average Exercise Price (1)
Balance, December 31, 2006	6,313	$14.00
Granted	2,642	$19.85
Exercised	(739)	$7.42
Cancelled	(554)	$16.91

Balance, December 31, 2007	7,662	$14.67
Granted	34	$19.10
Exercised	(684)	$5.54
Cancelled	(96)	$18.16
Balance, March 31, 2008	6,916	$14.97

(1)       Exercise price reflects grant price less reduction in exercise price as discussed above.

The following table summarizes information about the unit rights outstanding at March 31, 2008:

Range of Exercise Prices	Number Outstanding at March 31, 2008	Weighted Average Remaining Term	Weighted Average Exercise Price	Number Exercisable at March 31, 2008	Weighted Average Exercise Price
		(years)
$1.00 to $ 4.50	151	0.6	$2.07	151	$2.07
$4.51 to $ 8.00	864	1.8	$6.02	755	$5.78
$8.01 to $11.50	1,270	2.6	$9.98	790	$9.95
$11.51 to $15.00	314	2.7	$12.61	170	$12.59
$15.01 to $18.50	497	3.9	$17.27	114	$17.19
$18.51 to $21.87	3,820	4.1	$19.05	514	$19.35
$1.00 to $21.87	6,916	3.4	$14.97	2,494	$10.66

The following table summarizes the changes in contributed surplus:

Balance, December 31, 2006	$13,357
Compensation expense	7,986
Transfer from contributed surplus on exercise of trust unit rights (1)	(2,816)
Balance, December 31, 2007	18,527
Compensation expense	2,082
Transfer from contributed surplus on exercise of trust unit rights (1)	(2,421)
Balance, March 31, 2008	$18,188
(1)       Upon exercise of rights, contributed surplus is reduced with a corresponding increase in unitholders' capital.

Baytex Energy Trust
Press Release
May 14, 2008

9.           Net Income Per Unit

The Trust applies the treasury stock method to assess the dilutive effect of outstanding trust unit rights on net income per unit. The weighted average exchangeable shares outstanding during the period, converted at the period-end exchange ratio, and the trust units issuable on conversion of convertible debentures, have also been included in the calculation of the diluted weighted average number of trust units outstanding:

Three Months Ended March 31, 2008
	Net Income	Trust Units	Net Income per Trust Unit
Net income per basic unit	$35,848	85,254	$0.42
Dilutive effect of trust unit rights	-	1,634
Conversion of convertible debentures	206	1,106
Exchange of exchangeable shares	1,115	2,699
Net income per diluted unit	$37,169	90,693	$0.41

Three Months Ended March 31, 2007
	Net Income	Trust Units	Net Income per Trust Unit
Net income per basic unit	$23,783	75,491	$0.32
Dilutive effect of trust unit rights	-	1,991
Conversion of convertible debentures	216	1,284
Exchange of exchangeable shares	760	2,433
Net income per diluted unit	$24,759	81,199	$0.30

The dilutive effect of trust unit rights for the quarter ended March 31, 2008 did not include 3.9 million trust unit rights (2007 – 2.2 million) because the respective proceeds of exercise plus the amount of compensation expense attributed to future services not yet recognized exceeded the average market price of the trust units during the period.

10.           Income Taxes (Recovery)

The provision for (recovery of) income taxes has been computed as follows:

	Three Months Ended March 31
	2008	2007

Income before income taxes and non-controlling interest	$36,999	$19,504

Expected income taxes at the statutory rate of 30.90% (2007 – 33.89%)	$11,432	$6,610
Increase (decrease) in taxes resulting from:
Net income of the Trust	(15,763)	(14,636)
Non-taxable portion of foreign exchange loss (gain)	1,060	(388)
Effect of change in tax rate	(191)	209
Effect of change in opening tax pool balances	-	988
Unit based compensation	643	631
Other	341	78
Recovery of taxes	(2,478)	(6,508)
Current taxes	2,514	1,469
Total tax	$36	$(5,039)

Baytex Energy Trust
Press Release
May 14, 2008

On June 22, 2007, Bill C-52 Budget Implementation Act which contains legislative provisions to tax publicly traded income trusts in Canada received Royal Assent in the Canadian House of Commons. The new tax is not expected to apply to the Trust until 2011.  As a result of the tax legislation becoming enacted, an additional future tax recovery of $0.5 million was recorded in 2007.

11.           Interest Expense

The Trust incurred interest expense on its outstanding debt as follows:

	Three Months Ended March 31
	2008	2007

Bank loan and miscellaneous financing	$3,743	$2,095
Convertible debentures	298	344
Long-term debt	4,679	5,623
Total interest	$8,720	$8,062

12.           Supplemental Cash Flow Information
	Three Months Ended March 31
	2008	2007

Interest paid	$12,395	$13,538
Income taxes paid	$439	$1,639

	Three Months Ended March 31
	2008	2007

Unrealized foreign exchange gain (loss)	$(7,010)	$2,290
Realized foreign exchange loss	(508)	(375)
Total foreign exchange gain (loss)	$(7,518)	$1,915

13.           Financial Instruments and Risk Management

The Trust’s financial assets and liabilities are comprised of cash, accounts receivable, accounts payable and accrued liabilities, distributions payable to unitholders, bank loan, financial derivative contracts, long-term debt, convertible debentures and deferred obligations.

Categories of Financial Instruments

Under Canadian generally accepted accounting principles, financial instruments are classified into one of the following 5 categories: held-for-trading, held to maturity, loans and receivables, available-for-sale and other financial liabilities. The carrying value and fair value of the Trust’s financial instruments on the consolidated balance sheet are classified into the following categories:

Baytex Energy Trust
Press Release
May 14, 2008

	March 31, 2008		December 31, 2007
	Carrying Value	Fair Value	Carrying Value	Fair Value

Financial Assets

Loans and receivables
Accounts receivable	$108,410	$108,410	$105,176	$105,176
Total loans and receivables	$108,410	$108,410	$105,176	$105,176

Financial Liabilities

Held for trading
Derivatives designated as held for trading	$(41,410)	$(41,410)	$(34,239)	$(34,239)
Total held for trading	$(41,410)	$(41,410)	$(34,239)	$(34,239)

Other financial liabilities
Accounts payable and accrued liabilities	$(131,075)	$(131,075)	$(104,318)	$(104,318)
Distributions payable to unitholders	(17,155)	(17,155)	(15,217)	(15,217)
Bank loan	(198,045)	(198,045)	(241,748)	(241,748)
Long term debt	(181,195)	(187,159)	(173,854)	(182,132)
Convertible debentures	(15,041)	(17,900)	(16,150)	(19,481)
Deferred obligations	(103)	(103)	(113)	(113)
Total other financial liabilities	$(542,614)	$(551,437)	$(551,400)	$(563,009)

The estimated fair values of the financial instruments have been determined based on the Trust’s assessment of available market information. These estimates may not necessarily be indicative of the amounts that could be realized or settled in a market transaction. The fair values of financial instruments other than bank loan and long-term borrowings approximate their book amounts due to the short-term maturity of these instruments. The fair value of the bank loan approximates its book value as it is at a market rate of interest.  The fair value of the long term debt is based on the trading value of the instrument.  The fair value of the convertible debentures has been calculated as the present value of future cash flows associated with the debentures.

Financial Risk

The Trust is exposed to a variety of financial risk including market risk, credit risk and liquidity risk. The Trust monitors and, when appropriate, utilizes derivative contracts to manage its exposure to these risks. The Trust does not enter into derivative contracts for speculative purposes.

Market Risk

Market risk is the risk that the fair value or future cash flows of financial assets or liabilities will fluctuate due to movements in market prices.  Market risk is comprised of currency risk, interest rate risk and commodity price risk.

Foreign currency risk
The Trust is exposed to fluctuations in foreign currency as a result of its U.S. dollar denominated notes, crude oil sales based on U.S. dollar indices and commodity contracts that are settled in U.S. dollars. The Trust’s net income and cash flow will therefore be impacted by fluctuations in foreign exchange rates.

In order to manage these risks, the Trust may enter into agreements to fix the exchange rate of Canadian to U. S. dollar in order to lessen the impact of currency rate fluctuations.

Baytex Energy Trust
Press Release
May 14, 2008

At March 31, 2008, the Trust had in place the following currency swap:

	Period	Amount	Swap Price
Swap	January 1, 2008 to June 30, 2008	US$10 million per month	CAD/US$ 0.9935

This contract is extendable on similar terms on June 30, 2008, at the option of the counterparty, for a further six months to the end of 2008.

The following table demonstrates the effect of exchange rate movement on net income before taxes and non-controlling interest due to changes in the fair value of its currency swap as well as gains and losses on the revaluation of U.S. dollar denominated monetary assets and liabilities.  The sensitivity is based on a $0.01 increase or decrease in the Canadian / U.S. exchange rate.

Increase/Decrease in CAD$/US$ Exchange Rate
Gain/loss on currency swap	$38
Gain/loss on other monetary assets/liabilities	1,852
Impact on income before taxes and non-controlling interest	$1,890

The carrying amounts of the Trust’s foreign currency denominated monetary assets and liabilities at the reporting date are as follows:

	Assets		Liabilities
	March 31, 2008	December 31, 2007	March 31, 2008	December 31, 2007
U. S. dollar denominated	US$ 36,336	US$ 54,674	US$ 225,317	US$ 226,528

Interest rate risk
The Trust’s interest rate risk arises from its floating rate bank loan. As at March 31, 2008, $198 million of the Trust’s total debt is subject to movements in floating interest rates. An increase or decrease of 1.0% in interest rates would impact cash flow for the three months ended March 31, 2008 by approximately $0.6 million.

Commodity Price Risk
The Trust monitors and, when appropriate, utilizes financial derivative agreements or fixed price physical delivery contracts to manage the risk associated with changes in commodity prices.  The use of derivative instruments is governed under formal policies and is subject to limits established by the Board of Directors. Under the Trust’s risk management policy, financial instruments are not used for speculative purposes.

When assessing the potential impact of commodity price changes, a 10% increase in commodity prices could have resulted in an additional unrealized loss in the first quarter of 2008 of $15.9 million relating to the financial derivative instruments outstanding as at March 31, 2008, while a 10% decrease could have resulted in a $14.9 million reduction.

At March 31, 2008, the Trust had the following commodity derivative contracts:

OIL	Period	Volume	Price	Index
Price collar	Calendar 2008	2,000 bbl/d	US$60.00 – $80.25	WTI
Price collar	Calendar 2008	2,000 bbl/d	US$65.00 – $77.05	WTI
Price collar	Calendar 2008	2,000 bbl/d	US$65.00 – $80.10	WTI

Baytex Energy Trust
Press Release
May 14, 2008

Derivative contacts are marked to market at the end of each reporting period, with the following reflected in the income statement:
	Three Months Ended March 31
	2008	2007

Realized gain (loss) on financial derivatives	$(10,548)	$529
Unrealized gain (loss) on financial derivatives	(7,171)	(650)
	$(17,719)	$(121)

Liquidity risk

Liquidity risk is the risk that the Trust will encounter difficulty in meeting obligations associated with financial liabilities.  The Trust manages its liquidity risk through cash and debt management.  As at March 31, 2008, the Trust had available unused bank credit facilities in the amount of $134 million. The Trust believes it has sufficient funding capacity through its credit facilities to meet foreseeable borrowing requirements.

The timing of cash outflows relating to financial liabilities are outlined in the table below:

	Total		1 year		2-3 years		4-5 years		Beyond 5 years
	$		$		$		$		$
Accounts payable and accrued liabilities		131,075		131,075		-		-		-
Distributions payable to unitholders		17,155		17,155		-		-		-
Bank loan (1)		198,045		198,045		-		-		-
Derivative contracts		41,410		41,410		-		-		-
Long term debt (2)		184,967		-		184,967		-		-
Convertible debentures (2)		15,444		-		15,444		-		-
Deferred obligations		103		33		70		-		-

(1) The bank loan is a 364- day revolving loan with the ability to extend the term.  The Trust has no reason to believe that it will be unable to extend the credit facility.
(2) Principal amount of instruments

Credit risk

Credit risk is the risk that a counterparty to a financial asset will default resulting in the Trust incurring a loss. Most of the Trust’s accounts receivable relate to oil and natural gas sales and are exposed to typical industry credit risks.  The Trust manages this credit risk by entering into sales contracts with only credit worthy entities and reviewing its exposure to individual entities on a regular basis.  Credit risk may also arise from financial derivative instruments.  The maximum exposure to credit risk is equal to the carrying value of the financial assets.

The carrying amount of accounts receivable are reduced through the use of an allowance for doubtful accounts and the amount of the loss is recognized in net income.

As at March 31, 2008, the Trust has no material amount of accounts receivable that are past due. There is no material allowance for doubtful accounts.

14.           COMMITMENTS AND CONTINGENCIES

At March 31, 2008, the Trust had the following crude oil supply contracts.

HEAVY OIL	Period	Volume	Price
Price Swap – WCS Blend	Calendar 2008	13,340 bbl/d	WTI x 67.1% (weighted average)
Price Swap – LLB Blend	Calendar 2008	2,000 bbl/d	WTI less US$24.55
Price Swap – WCS Blend	Calendar 2009	10,340 bbl/d	WTI x 67.0% (weighted average)

Baytex Energy Trust
Press Release
May 14, 2008

At March 31, 2008, the Trust had the following natural gas physical sales contracts:

GAS	Period	Volume	Price/GJ
Price collar	Calendar 2008	5,000 GJ/d	$6.15 - $7.00
Price collar	Calendar 2008	5,000 GJ/d	$6.15 - $7.46
Price collar	April 1, 2008 to October 31, 2008	5,000 GJ/d	$6.15 - $7.50
Price collar	April 1, 2008 to October 31, 2008	2,500 GJ/d	$6.15 - $9.35

Subsequent to March 31, 2008, the Trust added the following derivative contract:

OIL	Period	Volume	Price	Index
Price collar	Calendar 2009	2,000 bbl/d	US$90.00 - $136.40	WTI

At March 31, 2008, the Trust had operating lease and transportation obligations as summarized below:

	Payments Due Within
	Total	1 year	2 years	3 years	4 years	5 years
Operating leases	$5,397	$2,677	$2,409	$141	$127	$43
Processing and transportation agreements	20,821	6,330	5,670	5,140	3,622	59
Total	$26,218	$9,007	$8,079	$5,281	$3,749	$102

OTHER

At March 31, 2008, there were outstanding letters of credit aggregating $1.8 million (March 31, 2007 - $7.9 million) issued as security for performance under certain contracts.

The Company has future contractual processing obligations with respect to assets acquired. The fair value of $7.8 million of the original obligation is being drawn down over the life of the obligations, which continue until October 2008. The fair value of the remaining obligation at March 31, 2008 was $1.7 million, all of which has been included in current liabilities.

In connection with a purchase of properties in 2005, Baytex became liable for contingent consideration whereby an additional amount would be payable by Baytex if the price for crude oil exceeds a base price in each of the succeeding six years. An amount payable was not reasonably determinable at the time of the purchase, therefore such consideration should be recognized only when the contingency is resolved. As at March 31, 2008, additional payments totaling $1.7 million has been paid under the agreement and has been recorded as an adjustment to the original purchase price of the properties.  It is currently not determinable if further payments will be required under this agreement, therefore no accrual has been made.

The Trust is engaged in litigation and claims arising in the normal course of operations, none of which could reasonably be expected to materially affect the Trust’s financial position or reported results of operations.

15.           CAPITAL STRUCTURE

The Trust’s objectives when managing capital are to (i) maintain financial flexibility in its capital structure; (ii) optimize its cost of capital at an acceptable level of risk; and (iii) preserve its ability to access capital to sustain the future development of the business through maintenance of investor, creditor and market confidence.

The Trust considers its capital structure to include total monetary debt and unitholders’ equity. Total monetary debt is a non-GAAP term which we define to be the sum of monetary working capital, which is current assets less current liabilities excluding non-cash items such as future income tax assets or liabilities and unrealized financial derivative gains or losses, the principal amount of long term debt, and the balance sheet value of the convertible debentures.

The Trust’s financial strategy is designed to maintain a flexible capital structure consistent with the objectives above and to respond to changes in economic conditions and the risk characteristics of its underlying assets. In order to maintain the capital structure, the Trust may adjust the amount of its distributions, adjust its level of capital spending, issue new units, issue new debt or sell assets to reduce debt.

The Trust monitors capital based on current and projected ratios of total monetary debt to cash flow, and the current and projected level of its undrawn bank credit facilities. The Trust’s objectives are to maintain a total monetary debt to cash flow from operations ratio of less than two times and to have access to undrawn bank credit facilities of $100 million. The total monetary debt to cash flow ratio may increase beyond two times, and the undrawn credit facilities may decrease to below $100 million at certain times due to a number of factors, including acquisitions, changes to commodity prices and changes in the credit market. To facilitate management of the total monetary debt to cash flow ratio and the level of undrawn bank credit facilities, the Trust continuously monitors its cash flow from operations and evaluates its distribution policy and capital spending plans.

The Trust’s financial objectives and strategy as described above have remained substantially unchanged over the last two completed fiscal years.  These objectives and strategy are reviewed on an annual basis.  The Trust believes its financial metrics are within acceptable limits pursuant to its capital management objectives.

The Trust is subject to financial covenants relating to its bank loan, senior subordinated notes and convertible debentures. The Trust is in compliance with all financial covenants.

On June 22, 2007, new tax legislation modifying the taxation of specified investment flow-through entities including income trusts such as the Trust was enacted (the “New Tax Legislation”). The New Tax Legislation will apply a tax at the trust level on distributions of certain income from trusts. The New Tax Legislation permits “normal growth” for income trusts through the transitional period ending December 31, 2010. However, “undue expansion” could cause the transitional relief to be revisited, and the New Tax Legislation to be effective at a date earlier than January 1, 2011. On December 15, 2006, the Department of Finance released guidelines on normal growth for income trusts and other flow-through entities (the “Guidelines”). Under the Guidelines, trusts will be able to increase their equity capital each year during the transitional period by an amount equal to a safe harbour amount. The safe harbour amount is measured by reference to the trust’s market capitalization as of the end of trading on October 31, 2006.  The safe harbour amounts limit increases are as follows: 40% for the period from November 2006 to the end of 2007, and increases by 20% per year in 2008 through 2010. For Baytex, the limits are approximately $730 million for 2006 / 2007 and $365 million for each of the subsequent three years. Two trusts can merge without being impacted by the growth limitations. Limits are not impacted by non-convertible debt-financed growth, but rather focus solely on the issuance of equity to facilitate growth.  At March 31, 2008, the Trust had not exceeded its “normal growth” limits.

16.           SUBSEQUENT EVENTS

On April 9, 2008, the Trust announced that it has entered into an agreement to acquire Burmis Energy Inc. (“Burmis”), a publicly traded junior exploration and production company with operations in west central Alberta by way of a Plan of Arrangement for total consideration of approximately $182 million, before closing adjustments and including net debt. Burmis shareholders will receive 0.1525 Baytex Energy Trust unit for every Burmis common share. Based on the 10-day weighted average trading price of Baytex trust units of $23.82, Burmis shareholders will receive a value of $3.63 per Burmis common share.